

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Peter T. Socha
President and Chief Executive Officer
James River Coal Company
902 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re: James River Coal Company**
> **Registration Statement on Form S-4**
> **Filed June 18, 2013**
> **File No. 333-189403**
> **Response dated July 29, 2013**

Dear Mr. Socha:

   We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please file an amendment to your Form S-4 that incorporates the changes you have agreed to make in your response letters. We will not be able to clear comments until we have had an opportunity to review the amendment.

Summary, page 1

Recent Privately Negotiated Exchange Transactions, page 1

2. We note your responses to prior comment 1 in our letter dated July 25, 2013 and prior comments 2 and 3 in our letter dated July 9, 2013, regarding the applicability of the tender offer rules to the prior exchanges. While we do not necessarily agree with the statement that "80% would not constitute a substantial percentage" under the *Wellman* test, we have determined not to pursue this issue further at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: David A. Stockton, Esq.